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ACPI News Update                                               Exhibit (a)(3)


AUGUST 29, 1995                                                  PAGE 1 of 1

                       AMERICAN CONSUMER PRODUCTS, INC.

                            ANNOUNCES TENDER OFFER

                             BY VISTA 2000, INC.


        Vista 2000, Inc. (NASDAQ: VIST, VISTW) has announced a tender offer today for all of the outstanding common stock, $.10 par value per share, of American Consumer Products, Inc. (NASDAQ: ACPI), other than the shares owned by Vista, for $5.30 per share. Vista's Offer to Purchase and the related Letter of Transmittal, which contain additional information regarding the offer, will be provided to ACPI's stockholders by Vista.

        The Board of Directors and management of ACPI are considering the offer and will advise stockholders within ten business days of their position on the offer.

        Vista 2000, Inc. is a manufacturer and distributor of a wide range of consumer products, including appliances for personal safety, home security and family health, as well as housewares and convenience items for general consumer use and in advertising promotion activities. Its products are sold through retailers nationwide and direct to consumers on television and in magazines. Vista beneficially owns approximately 22,000 shares, less than 1%, of ACPI.

        American Consumer Products manufactures and distributes consumer hardware products, including key blanks, key related accessories, knives, letters, numbers and signs, driveway markers, snow shovels and pet products, which are sold by the Company's national field sales force to hardware, mass merchandise and DIY retailers across the United States. In addition, the Company's national field sales organization represents Pawtucket Fasteners for the sale of Sharon Fastener products (nuts, bolts and screws).

        ACPI's Boss Manufacturing subsidiary manufactures and distributes work, sport and garden gloves and sells boots, rainwear and safety products to retailers and to industry. Its Boss Balloon subsidiary sells balloons to mass merchants, discount stores and supermarkets.

For information, contact:  Stephan W. Cole, President
                           American Consumer Products, Inc.
                           31100 Solon Road
                           Solon, Ohio  44139

                           (216) 248-7000


AMERICAN CONSUMER PRODUCTS, INC. * 31100 SOLON ROAD * SOLON, OHIO 44139 * 216-248-7000 * FAX: 216-248-8051